UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[    ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Columbia ETF Trust I

Columbia Management Investment Advisers, LLC

Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, Massachusetts 02110

Please send all communications regarding this Application to:

Christopher O. Petersen

Columbia ETF Trust I

225 Franklin Street

Boston, Massachusetts 02110

Paul B. Goucher

Columbia Management Investment Advisers, LLC

485 Lexington Avenue

New York, New York 10017

Michael E. DeFao

Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, Massachusetts 02110

Page 1 of 8 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on November 15, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Columbia ETF Trust I Columbia Management Investment Advisers, LLC Columbia Management Investment Distributors, Inc. File No. 812-[ ]	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I. SUMMARY OF APPLICATION

In this application, Columbia ETF Trust I (“Trust”), Columbia Management Investment Advisers, LLC (“Adviser”), and Columbia Management Investment Distributors, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveSharesSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1 Adviser is referred to in the Reference Order as a “Licensed Adviser” and the Trust is referred to as a “Future Applicant” as defined therein.

Applicants request that the relief apply to the ActiveSharesSM ETF listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2 For purposes of this application, as incorporated by reference herein, except when the context requires the contrary, the “Adviser” referred to in the Reference Order shall be deemed to refer to Columbia Management Investment Advisers, LLC as Adviser, and the “Distributor” referred to in the Reference Order shall be deemed to refer to Columbia Management Investment Distributors, Inc. as Distributor.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).
[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II. APPLICANTS

A. The Trust

The Trust is organized as a Massachusetts business trust and will consist of one or more series operating as ActiveSharesSM ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a limited liability company organized under the laws of Minnesota with its principal office located in Boston, Massachusetts. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with Precidian Funds LLC in order to offer ActiveSharesSM ETFs.3

Subject to approval by the Fund’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III. REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order, except as noted below. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV. NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Christopher O. Petersen, President of Columbia ETF Trust I, is authorized to sign on behalf of Columbia ETF Trust I pursuant to the following resolutions adopted by the board of Columbia ETF Trust I at a meeting held on September 16-18, 2019.

RESOLVED, That the officers of Columbia ETF Trust I be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED, That the officers of Columbia ETF Trust I, with the assistance and advice of Fund Counsel and Independent Legal Counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and it is further

RESOLVED, That such applications shall be executed by or on behalf of Columbia ETF Trust I by one or more of its officers, and that the officers of Columbia ETF Trust I, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

Paul B. Goucher, Assistant Secretary of Columbia Management Investment Advisers, LLC, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Assistant Secretary. Michael E. DeFao, Assistant Secretary of Columbia Management Investment Distributors, Inc., is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Assistant Secretary.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Columbia ETF Trust I

By:	/s/ Christopher O. Petersen
Name: Christopher O. Petersen
Title: President

Columbia Management Investment Advisers, LLC

By:	/s/ Paul B. Goucher
Name: Paul B. Goucher
Title: Assistant Secretary

Columbia Management Investment Distributors, Inc.

By:	/s/ Michael E. DeFao
Name: Michael E. DeFao
Title: Assistant Secretary

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia ETF Trust I; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 15th day of November, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Christopher O. Petersen
Name: Christopher O. Petersen
Title: President

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia Management Investment Advisers, LLC; that he is Assistant Secretary of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 15th day of November, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Paul B. Goucher
Name: Paul B. Goucher
Title: Assistant Secretary

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia Management Investment Distributors, Inc.; that he is Assistant Secretary of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 15th day of November, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael E. DeFao
Name: Michael E. DeFao
Title: Assistant Secretary

APPENDIX A

Initial Funds

Columbia All Cap Equity ETF

The fund seeks long-term capital appreciation by investing in equity securities of US issuers of any market capitalization.